Exhibit 99.4

ZenaTech Reports Over 500% Increase in Year-Over-Year Revenue for Second Quarter of 2025 and Over 250% Increase in Revenue for the First Six Months of Year

Vancouver, British Columbia, (August 12, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology business solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces financial results for the second quarter ended June 30, 2025. Results include a 500% increase in year-over-year revenue for the second quarter and a 250% revenue increase for the first six months of the year compared to the same period last year. In addition, the Company delivered its highest-ever quarterly revenue, driven by exceptional performance for its Drone as a Service (DaaS) segment, steady growth in its enterprise SaaS software division, and progress was made towards advancing its defense industry business.

Key Highlights for Q2 2025

•Record Revenue: Revenue for the quarter was $2.24 million, a 503% increase from $371,049 in Q2 2024

•Six-Month Growth Momentum: Revenue for the first half of 2025 reached $3.38 million, up 251% from $962,428 for the same period in 2024

•Successful Market Diversification: Drone as a Service contributed $1.98 million in revenue for the first half, complementing $1.39 million from enterprise SaaS

•Robust Balance Sheet: Cash reserves increased to $10.29 million as of June 30, 2025, up from $3.75 million at year-end 2024

•Strategic Acquisitions: Completed six US land surveying and engineering company acquisitions in the first half of 2025, creating a nationwide platform for drone-powered surveying, inspections, inventory management, and other solutions for business and government

•Defense Business: Submitted applications for Green UAS (Uncrewed Aircraft Systems), part of the pathway to becoming a verified government supplier, partnered with key business development consultants to help secure government DoD (Department of Defense) contracts, and launched Zena AI Inc., which will focus on advanced AI development of military applications

Shaun Passley, PhD, ZenaTech CEO, commented, “The second quarter 2025 was transformative for ZenaTech. Our aggressive entry into the drone services market has generated substantial revenue growth while our established enterprise software business continues to provide a stable foundation. The integration of our land surveying acquisitions positions us to lead the industry in the DaaS pay-per-use and subscription- based drone services for multiple applications from mapping and inspections to precision agriculture and inventory management.

“Importantly, we made significant headway in our defense business, launching Zena AI, our specialized AI development center for defense applications. We partnered with several consultants to help us find government procurement opportunities, grants, and build relationships to sell to the DoD. And we completed our application submission for the Green UAS certification for the IQ Nani and IQ Square drones, part of our path to be a verified Blue UAS supplier to the DoD.  We believe defense will continue to be a key segment for our ZenaDrone subsidiary and we are poised to quickly react to the ongoing historic policy directives furthering American drone makers and industry growth and resulting regulatory and operational changes when implemented,” continued Dr. Passley.

Financial Overview

•Revenue Growth: The significant increase was fueled by the full-scale rollout of the Drone as a Service segment encompassing six acquisitions and strong enterprise software license renewals

•Asset Growth: Total assets grew to $52.94 million from $34.65 million at December 31, 2024, reflecting the impact of our acquisitions and technology investments

•Working Capital Strength: Working capital improved to $13.02 million, up from $3.39 million at year-end 2024

•Investments in Business Growth: Expenses increased as expected during the second quarter, largely due to the costs associated with acquired operations, expanded sales and marketing efforts, professional fees, and costs related to integration of acquisitions and product commercialization costs

Operational Highlights

•Expanded US DaaS footprint: Expanded presence in the Northwest and Southeast regions through six acquisitions, with immediate plans for integration of drone surveying technology into all locations

•Expanded Spider Vision Sensors in Taiwan: Expanded drone component parts manufacturing company, with additional business development and engineering staff to expand partnerships in East Asia targeting defense and commercial markets

•Expanding manufacturing capabilities: Accelerating drone production in the US to meet growing future demand through initiating the tripling of square footage in Phoenix by securing a new facility to enable full US drone manufacturing and a team of up to 30 by the end of this year

•Path to Profitability While the Company continues to invest heavily in scaling operations and integrating acquisitions, management remains confident in the strategic plan to achieve sustainable profitability as drone adoption accelerates globally

Outlook

ZenaTech expects continued revenue growth in the second half of 2025, driven by:

•Full-period contributions from recent acquisitions

•A pipeline of target acquisitions with a goal to have acquired a total of 25 DaaS-related companies by mid-2026

•Increased utilization of drone technology in existing operations in surveying and inspections, and introduce new applications such as precision agriculture, maintenance inspections, and power washing

•Expansion of SaaS offerings across existing and new enterprise customers

•Applications submitted and pending for Green UAS certification, which will be followed by Blue UAS certification submission required to be a verified provider on the procurement list to sell to the DoD and other defense agencies

“We are now well-positioned to expand our range of drone services in the US and globally. We have built a strong platform for long-term growth. The demand for drone technology and software solutions is growing rapidly, helped in the US by new Government policy directives, and we are uniquely positioned to capture market share in both commercial and defense sectors. We remain confident in our strategic plan to achieve sustainable profitability as drone adoption accelerates globally,” concluded Dr. Passley.

Additional information is available from ZenaTech’s 6K filing on the SEC EDGAR website.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a business technology solution provider specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in agriculture, defense, logistics and land survey sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, precision, and cost savings. The Company operates through offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and network in the US.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.